Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

RECEIVED
2008 JUN -5 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549 [redacted]
USA

08003059

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 29 May 2008

SUPPL

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 29 May 2008.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

PROCESSED
JUN 10 2008
THOMSON REUTERS

Enc

Jw 6/6

29 May 2008

Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Long Term Incentive Plan 2006 on 28 May 2008:

Board Directors

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Justin Matthew King	28 May 2008	157,719	630,876	May 2011	May 2013
Darren Mark Shapland	28 May 2008	74,229	296,916	May 2011	May 2013
Michael Andrew Coupe	28 May 2008	70,467	281,868	May 2011	May 2013

Key Management Personnel

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	28 May 2008	50,643	202,572	May 2011	May 2013
Gwyn Burr	28 May 2008	55,708	222,832	May 2011	May 2013
Timothy Fallowfield	28 May 2008	33,280	133,120	May 2011	May 2013
Diana Harding	28 May 2008	54,261	217,044	May 2011	May 2013
Imelda Walsh	28 May 2008	44,566	178,264	May 2011	May 2013

(1) Core award
(2) The maximum share award, which would become exercisable if the performance conditions (return on capital employed and growth in cash flow per share) are met in full. The J Sainsbury plc Long-Term Incentive Plan 2006 is a nil cost option plan
(3) Following the Preliminary Results announcement in 2011.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

END